INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

December 14, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of 361 Small Cap Diversified Equity Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 13, 2016, on the Registrant’s registration statement filed on Form N-1A with respect to the 361 Small Cap Diversified Equity Fund (the “Fund”), a series of the Registrant, and the correspondence filed by the Registrant on December 13, 2016, responding to comments previously provided by Ms. Dubey with respect to the Fund’s registration statement (the “Initial Response”). As previously noted, the Fund name has changed to “361 U.S. Small Cap Equity Fund.” Responses to all of the comments are included below and, as appropriate, are reflected in the Registrant’s Post-Effective Amendment No. 818 to the Fund’s Form N-1A registration statement (the “Amendment”) that will be filed separately. Capitalized terms not defined herein have the meaning ascribed to them in the Fund’s prospectus.

PROSPECTUS

MANAGEMENT OF THE FUNDS

Prior Performance of Similar Accounts Managed by the Advisor

1.
The third sentence in the first paragraph states, “[p]rior to ___, 2016, the Accounts were managed by ___ (the “Prior Advisor”) which was acquired by the Advisor effective ______.” The Registrant indicated in the Initial Response that the Fund intends to rely on the Nicholas-Applegate Mutual Funds SEC No-Action Letter (August 6, 1996) as the basis for disclosing the prior performance of accounts managed by the Prior Advisor in the Fund’s prospectus.  Consider whether reliance on the Bramwell Growth Fund SEC No-Action Letter (August 7, 1996) would be more suitable since the Fund will be managed by the same individuals who managed the Accounts at the Prior Advisor.

Response: The Registrant agrees to rely on the Bramwell no-action letter as the basis for disclosing the prior performance of the Accounts in the Fund’s prospectus. The Registrant has received confirmation from the Advisor that John Riddle and Mark Jaeger (the “Portfolio Managers”), the portfolio managers who as employees of the Prior Advisor were jointly and primarily responsible for management of the Accounts, will be jointly and primarily responsible for the management of the Fund; that the Accounts have investment objectives, policies and strategies that are substantially similar in all material respects to those of the Fund; and that the Portfolio Managers will manage the Fund using the same analytical methods they used to manage the Accounts. Accordingly, the Registrant has revised the relevant disclosure as follows:

“Prior Performance for Similar Accounts Managed by the Portfolio Managers
The following tables set forth performance data relating to the historical performance of all private accounts (the “Accounts”) managed by the portfolio managers, John Riddle and Mark Jaeger, for the periods indicated that have investment objectives, policies, strategies and risks substantially similar to those of the Fund. Prior to October 31, 2016, the Accounts were managed by Messrs. Riddle and Jaeger as employees of BRC Investment Management, LLC (the “Prior Advisor”), which was acquired by the Advisor effective October 31, 2016. The data is provided to illustrate the past performance of Messrs. Riddle and Jaeger in managing substantially similar accounts as measured against market indices and does not represent the performance of the Fund. You should not consider this performance data as an indication of future performance of the Fund.

The private accounts that are included in the performance data set forth below are not subject to the same types of expenses to which the Fund is subject, or to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the Investment Company Act of 1940, as amended (the “1940 Act”), or Subchapter M of the Internal Revenue Code of 1986. Consequently, the performance results for these private accounts could have been adversely affected if the private accounts had been regulated as investment companies under the federal securities laws.

Average Annual Total Returns

For the Periods Ended November 30, 2016

	One Year	Five Years	Since Inception December 31, 2007
U.S. Small Cap Equity Composite
Net Returns, after fees/expenses*	12.02%	17.51%	11.54%
Gross Returns	13.29%	18.86%	12.82%
Russell 2000® Index	12.08%	13.98%	7.82%

* The net returns for the composite are shown net of all actual fees and expenses. The fees and expenses of accounts included in the composite are lower than the anticipated operating expenses of the Fund and accordingly, the performance results of the composite are higher than what the Fund’s performance would have been. The net returns, after fees and expenses, are shown for all accounts with a market value in excess of $100,000 that have been under management for at least one month. If accounts with a market value below $100,000 were included in the composite results shown above, the net returns, after fees and expenses, for the one-, five- and since inception periods would have been 12.01%, 17.51% and 11.54%, respectively.

The Advisor is an investment advisor registered with the SEC pursuant to the Investment Advisers Act of 1940.  The performance returns shown in the above table for the periods ended November 30, 2016, are those of accounts included in the U.S. Small Cap Equity composite, which have been managed by John Riddle and Mark Jaeger. Messrs. Riddle and Jaeger have been jointly and primarily responsible for the day-to-day management of the U.S. Small Cap Equity strategy, which had an inception date of December 31, 2007, and continue to be jointly and primarily responsible for the day-to-day management of the U.S. Small Cap Equity composite accounts.

The U.S. Small Cap Equity composite was created December 31, 2007, and includes all discretionary, fee-paying regular and wrap accounts with comparable investment objectives and a market value in excess of $100,000 that have been under management for at least one month. All accounts have target allocations to small cap securities of at least 90%. Any account that has a cash flow larger than 10% of the composite is removed from the composite. Beginning January 1, 2010, composite policy also requires the temporary removal of any portfolio incurring a significant cash flow larger than 50% of portfolio assets. Beginning January 1, 2013, composite policy requires the temporary removal of any portfolio incurring a significant cash flow larger than 10% of portfolio assets. The temporary removal of such an account occurs at the beginning of the month in which the significant cash flow occurs and the account reenters the composite in the month following the cash flow or full investment in the strategy. Additional information regarding the treatment of significant cash flows is available upon request. A complete list and description of firm composites is available upon request. Valuations are computed and performance reported in U.S. Dollars. Composite internal dispersion is calculated using the asset-weighted standard deviation method of all portfolios that were included in the composite for the entire year.

The gross returns were calculated on a time weighted basis, including all dividends and interest, accrual income, and realized and unrealized gains or losses, are presented before management, custodial fees and trading expenses on bundled fee accounts, which would reduce such returns. The management fee schedule is as follows: 1.00% on the first $5 million; 0.85% on the next $5 million; 0.75% on the next $40 million; 0.65% on the next $50 million; and 0.50% on any amount thereafter. In addition to a management fee, some accounts pay an all-inclusive fee to a wrap sponsor which is based on a percentage of assets under management. Along with brokerage commissions, this fee may include portfolio monitoring, consulting services and custodial services.

Net-of-fees performance returns are calculated by deducting the actual management fees and trading costs, or a bundled (WRAP) fee, from the gross composite return. Bundled fee accounts make up a portion of the composite for all periods shown. Wrap fee schedules are provided by independent wrap sponsors and are available upon request from the respective wrap sponsor.

The Russell 2000® Index is a market capitalization-weighted index of the 2000 smallest companies by market capitalization in the Russell 3000® Index. Like the composite, the Russell 2000® Index returns include the reinvestment of income, but do not include trading costs, management fees or other costs.”

2.	Please confirm the Fund will maintain the records to support the prior performance calculations as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Response:  The Registrant confirms that the Fund will maintain the records necessary to support the prior performance calculations.

3.
In the response letter dated December 13, 2016, the response to comment #11 provided the average annual total returns of the U.S. Small Cap Equity accounts for the periods ended November 30, 2016, including an account that was excluded from the U.S. Small Cap Equity composite results for certain periods during which the account had a market value of less than $100,000 (the “Small Account”). The average annual total returns of the U.S. Small Cap Equity accounts including the Small Account for the one-year period ended November 30, 2016, indicated a net return (after fees and expenses) of 12.01%, whereas the composite performance information provided in the response to comment #8, which shows the performance of the U.S. Small Cap Equity accounts excluding the Small Account, reflected a net return (after fees and expenses) of 12.02% for the same period. Please explain in the response letter why excluding accounts with values less than $100,000 does not make the performance misleading.

Response: The Registrant has received confirmation from the Advisor that during most periods all accounts were included in the composite results; however, during certain periods the Small Account was excluded because the Advisor believes that accounts under $100,000 are generally too small to fully implement the strategy, which historically holds approximately 100 securities. The Advisor believes the exclusion of the Small Account does not materially impact the composite performance for the one year period and notes that the performance results of the composite including the Small Account and excluding the Small Account for the five-year and since inceptions periods are the same.  The Registrant has added the following disclosure to the footnote to the Average Annual Total Returns for the composite, as noted in response #1 above:

“The net returns, after fees and expenses, are shown for all accounts with a market value in excess of $100,000 that have been under management for at least one month. If accounts with a market value below $100,000 were included in the composite results shown above, the net returns, after fees and expenses, for the one-, five- and since inception periods would have been 12.01%, 17.51% and 11.54%, respectively.”

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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